For Immediate Release

Contact for Media:    Vincent Power
Sears Canada Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports Third Quarter Results

TORONTO - December 3, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced operational highlights and financial results for the third quarter of Fiscal 2015.

Third Quarter 2015 Operational Highlights

•	Company-wide same store sales for the quarter increased over the prior year’s same period, primarily due to the performance of major appliances, furniture and mattresses.

•	In the core retail store network[1], same store sales were also positive, continuing to show the stability that began in the second quarter.

•	Completed installation of 140 vendor-branded shop-in-shops with 11 key vendor-partners.

•
Through the end of the third quarter, implemented approximately $67 million in annualized cost savings as compared to full year 2014 operating cost levels as part of previously announced initiatives to generate annualized benefits of $100 - $125 million as compared to full year 2014 operating cost levels.

•	Adjusting for the impact of the weakening Canadian dollar/U.S. dollar exchange rate, gross margin rate and Adjusted EBITDA improved as compared to the same quarter last year.

•	Announced agreements[2] to monetize approximately $108.5 million of real estate assets.

•	Appointed Carrie Kirkman to the position of President and Chief Merchant.

Third Quarter 2015 Financial Highlights

•	Revenue. Revenue was $792.1 million, a decline of 5.1% compared to the same quarter last year.

•
Same Store Sales. Same store sales across all channels increased by 0.4% compared to the same quarter last year. The difference between the decline in revenue and the increase in same store sales was primarily due to store exits since last year and declines in the Company’s Direct business.

•
Core Retail Same Store Sales. Same store sales for the Company's core retail store network were up 2.7% for the third quarter compared to the same quarter last year, and were positive for each month within the quarter, and across both the Apparel & Accessories category and the Home & Hardlines category.

________________________________
1The core retail store network consists of Sears Canada’s 95 full-line stores and 43 Sears Home stores, and excludes the Outlet and Hometown stores.
2This amount does not include the $28 million announced in the second quarter. Real estate transactions are subject to certain closing conditions.

•
Gross Margin. The gross margin rate was 32.6% in the third quarter, as compared to 34.3% for the same quarter last year. Excluding the negative impact of a weaker Canadian dollar, the gross margin rate would have improved by 90 bps to 35.2% as compared to 34.3% for the same quarter last year. The Company will continue to maintain the foreign exchange hedging programs and operating processes it began in the second quarter, as appropriate, to manage the impact of future volatility in the exchange rate. These programs and processes are expected to continue to partially mitigate foreign exchange risk for the balance of 2015 and into 2016.

•
Adjusted EBITDA. Adjusted EBITDA was a loss of $31.7 million compared to a loss of $19.4 million for the same quarter last year. Adjusted EBITDA was negatively impacted by $18.6 million due to the weakening of the Canadian dollar compared to the U.S. dollar. In addition, the Company invested $6.1 million in preparation for the launch of its new loyalty program which came into effect on November 16, 2015. Excluding these impacts, Adjusted EBITDA would have been a loss of $7.0 million for the third quarter this year compared to a loss of $19.4 million for the same quarter last year. Adjusted EBITDA is a non-IFRS measure.

•
Net Loss. The net loss for the third quarter this year was $53.2 million or 52 cents per share compared to a net loss of $118.7 million or $1.16 per share for the same quarter last year. For a list of non-recurring charges for this year and last year, please refer to the “Reconciliation of Net Loss to Adjusted EBITDA” table included in this release.

•
Cash Position. Sears Canada ended the quarter with $75 million in cash, and expects to receive proceeds of approximately $211 million in the fourth quarter ($174 million of which has already been received at the time of this news release), primarily from the termination of the credit card agreement with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) and previously announced real estate transactions that are scheduled to close in the fourth quarter. The JPMorgan Chase transaction is discussed in more detail below in this release. These proceeds, along with the $100 million of proceeds from the previously announced sale and leaseback of the Company’s national logistics centre located in Vaughan, Ontario that is expected to close in the first quarter of 2016, would give the Company a pro forma cash balance of $386 million. Sears Canada had no cash borrowings on the Company’s $300 million credit facility as at the end of the third quarter.

Business Initiative Highlights
“The positive momentum that began in the second quarter has continued throughout the third quarter and we are pleased with the progress being made across the enterprise,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “The focus on our three key business initiatives, the progress of which is described below, is serving to bring discipline to our approach of providing Canadians with an outstanding retail experience, establishing a sense of pride in our associates and creating value for our shareholders.”

Following are highlights of the progress made within each of the Company’s three key Business Initiatives:

1.
Increase Revenue. The Company announced on September 2, 2015 the establishment of agreements with 12 vendors to install vendor-branded shop-in-shops throughout the store, and since that time five more brands have signed on. As of the end of the third quarter, 140 shop-in-shops had been installed from national brands as well as 25 shop-in-shops from Sears Canada’s own No. 99 Wayne Gretzky Collection. Each national brand assisted with elements of the assortment planning, replenishment, and pricing, and invested in fixtures, marketing, and other efforts that have refreshed and improved the shopping experience in stores.

“Stores with these installations are performing well and we will continue to explore similar opportunities to refresh the customer experience as we move through 2016,” commented Mr. Stranzl. “The installations completed so far represent significant progress as Sears Canada seeks to grow revenue by revitalizing our stores as a destination for Canadian shoppers.  Approximately 50 shop-in-shops are scheduled to be installed for the fourth quarter and approximately 20 are scheduled to be installed during the first quarter of 2016.”

The Company launched the No. 99 Wayne Gretzky collection in September, and it has been very popular with customers thus far. The new Spring 2016 line debuted at Fashion Week in Toronto to a very enthusiastic audience, which included Wayne Gretzky himself, and won the Fashion Magazine award for Best Styling. Also during the third quarter, women’s apparel brands Robert Rodriguez and Jessica Simpson launched and the Company announced a new relationship with world-renowned designer, Debbie Travis, whose home décor and accessories line will be in stores next year.

In the coming year, a refreshed e-commerce platform will also be a key focus to drive revenue growth.

2.
Operate Profitably. The cost structure of Sears Canada over the past several years has not kept pace with the size of the business. The implementation of a cost reduction program that is designed to reduce recurring operating expenses by $100 million to $125 million on an annualized basis versus 2014 levels was initiated earlier this year.

“Our cost reduction program is underway and, as of the end of the third quarter, $67 million in annualized savings have been implemented versus 2014 levels,” said Mr. Stranzl. “An additional $30 million to $40 million in annualized cost savings is planned for the fourth quarter of 2015.” The estimated one-time cost of implementation for the entire cost reduction program is $15 million to $20 million.

Sears Canada continues to study its business configuration and expects to implement further improvements to the cost structure in 2016.

3.
Maintain a Strong Balance Sheet. The Company believes that maintaining a strong balance sheet with surplus liquidity will demonstrate that Sears Canada can compete and win the business of Canadian shoppers. In addition, a strong balance sheet signals stability and longevity and instills confidence in the Company’s business partners and other stakeholders.

Sears Canada continues to have substantial non-core assets and will seek opportunities for the Company to be more efficient with its asset base. The Company will evaluate opportunities to create value with this asset base, all within the context of revitalizing Sears Canada’s core full-line retail business and maintaining a strong balance sheet.

On November 13, 2015, the Company announced the sale-leaseback of its Vaughan, Ontario national logistics centre for $100 million. This transaction is expected to close in the first quarter of 2016. The leaseback arrangement will make the transition seamless both from a customer service and an associate continuity perspective.

Sears Canada has also agreed to sell a distribution centre which it had previously exited for $8.5 million and, as previously announced on September 2, 2015, agreed to the sale of another distribution centre for $18.1 million, and the sale and leaseback of a non-mall based property for $10.0 million which the Company will continue to operate post-sale. These three transactions are expected to close in the fourth quarter of 2015.

During the third quarter, the Company also formalized an agreement with Concord Pacific Real Estate Developments Ltd. to pursue the development of certain lands.

The Company believes that its core retail full-line store channel has enormous value as a retail distribution network to reach Canadian consumers and this store channel is the primary focus of the Company’s business initiatives to increase sales. The Company will continue to evaluate its footprint and business channels and will make adjustments where necessary to support its marketplace position as a destination for Main Street Canadian consumers and to achieve acceptable levels of profitability.

“All opportunities will be evaluated to optimize the Company’s retail and logistics footprint,” commented Mr. Stranzl. "These opportunities may include rationalization of the store and channel footprint, as well as required distribution centre space, subleasing or subdividing stores, and adding more shop-in-shop concepts.”

Further strengthening the balance sheet is the receipt of $174 million during the fourth quarter in respect of the termination of the credit card agreement between Sears Canada and JPMorgan Chase on November 15, 2015. The termination of this agreement will create a hurdle for operating results during 2016, but the Company is focused on mitigating this impact and on setting up alternative financing solutions for customers.

Additional Commentary
“We were pleased to welcome Carrie Kirkman as President and Chief Merchant on November 3, 2015,” said Mr. Stranzl. “Carrie’s merchandising expertise will add to our focus on capital allocation, balance sheet management, and achieving acceptable levels of profitability, and together we will re-focus Sears Canada on its core business with a sustained emphasis on the customer experience across multiple channels, media, and brands - from in-store, to mobile, to online, to social media, and to iconic heritage brands like the Wish Book.”

Consolidated Review
Revenue was $792.1 million in Q3 2015, a decrease of 5.1%, as compared to Q3 2014. The decrease was primarily attributable to sales declines in Craftsman®, Air & Water Products (“CAWP”), toys, electronics, women’s apparel, cosmetics & personal care and footwear, partially offset by increased sales in home furnishings and major appliances. Included in the total revenue decrease in Q3 2015 described above, was a decrease in our Direct channel of $23.7 million compared to Q3 2014. Also included in the total revenue decrease in Q3 2015 was the effect of store closures subsequent to the end of Q3 2014, which negatively impacted revenue in Q3 2015 by $28.2 million.

Total same store sales for Q3 2015 increased by 0.4% compared to Q3 2014. Same store sales in our full-line and Sears Home stores combined (“Core Retail” stores) increased by 2.7% in Q3 2015 compared to Q3 2014.

Cost management resulted in selling, administrative and other expenses decreasing by $66.7 million in Q3 2015, as compared to Q3 2014. This decrease included the impact of non-recurring items included in selling, administrative and other expenses in both periods

The Company’s gross margin rate was 32.6% in Q3 2015, as compared to 34.3% in Q3 2014. The decrease was primarily due to the weakening Canadian dollar resulting in reduced margins in home décor, home furnishings, seasonal merchandise, women’s apparel, women’s intimates and footwear, partially offset by increased margins in floorcare, sewing, refrigerators, ranges, microwave, men’s wear and children’s wear. Excluding the negative impact of the weakening Canadian dollar in Q3 2015, the gross margin rate would have improved by 90 bps to 35.2% in Q3 2015 compared to 34.3% in Q3 2014. The Company has an active program in place to respond to the effects of the weaker Canadian dollar. This program is expected to continue to partially mitigate foreign exchange risk for the balance of 2015 and into 2016.

Adjusted net loss before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q3 2015 was $31.7 million, as compared to $19.4 million in Q3 2014, an increase of $12.3 million. Adjusted EBITDA in Q3 2015 was negatively impacted by $18.6 million due to the weakening Canadian dollar, $6.1 million of costs incurred to update and modernize to the Company’s loyalty program and the loss of $0.5 million in rental income from the sale of shopping centre joint arrangements, partially offset by an increase of $5.3 million related to the closure of underperforming stores subsequent to the end of Q3 2014. Excluding the impact of these items, Adjusted EBITDA in Q3 2015 improved by $7.6 million compared to Q3 2014.

Basic and diluted net loss per common share was $0.52 for Q3 2015, as compared to a basic and diluted net loss per common share of $1.16 for the same period last year.

The Company’s balance sheet continues to be strong with total cash and cash equivalents of $74.6 million and no cash drawings on the $300.0 million Amended Credit Facility as at October 31, 2015.

Disclaimer and Cautionary Note Regarding Forward-Looking Statements
This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; following the expiry on November 15, 2015 of the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), the Company's ability to secure an agreement for the management of the credit and financial services operations on terms and conditions which are comparable to those under the Company's expired credit card marketing and servicing alliance with JPMorgan Chase or on terms and conditions materially less favourable, or to secure any such agreement at all; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments, and complete dispositions and other transactions; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 12 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 9 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 162 corporate stores, 144 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis
The Company’s unaudited interim condensed consolidated financial statements for the 39-week period ended October 31, 2015 and Management’s Discussion and Analysis thereon are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com and on the U.S. Securities Exchange Commission website at www.sec.gov.

Selected Consolidated Financial Information
The following tables set out summary unaudited consolidated financial information and supplemental information for the periods indicated, derived from the unaudited interim condensed consolidated financial statements for the 39-week period ended October 31, 2015. The summary unaudited consolidated financial information set out for these periods has been prepared on a basis consistent with our audited consolidated financial statements for the 52-week period ended January 31, 2015. The information presented herein does not contain disclosures required by IFRS and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the 39-week period ended October 31, 2015.

SEARS CANADA INC.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
For the 13 and 39-week periods ended October 31, 2015 and November 1, 2014

Unaudited

	Third Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2015	2014	2015	2014
Net loss	$(53.2)	$(118.7)	$(98.8)	$(215.2)
Transformation expense[1]	6.8	4.0	6.8	19.5
Gain on sale and leaseback transactions[2]	—	—	(67.2)	—
Gain on sale of interest in joint arrangements[3]	—	(14.6)	—	(35.1)
Goodwill impairment[4]	—	—	—	2.6
Warehouse impairment[5]	—	44.4	—	44.4
Other asset impairment[6]	—	—	—	15.7
Lease exit costs[7]	—	0.2	—	4.1
Gain on settlement of retirement benefits[8]	—	—	(5.1)	(10.6)
TBI costs[9]	—	—	6.4	—
SHS warranty and other costs[10]	—	—	—	6.6
Depreciation and amortization expense	11.2	20.7	37.3	66.1
Finance costs	1.6	1.5	7.6	5.7
Interest income	(1.5)	(0.6)	(2.0)	(2.0)
Income tax expense[11]	3.4	43.7	5.7	4.6
Adjusted EBITDA[12]	(31.7)	(19.4)	(109.3)	(93.6)
Basic net loss per share	$(0.52)	$(1.16)	$(0.97)	$(2.11)

1	Transformation expense during 2015 and 2014 relates primarily to severance costs incurred during the periods.
2
Gain on sale and leaseback transactions represents the net gain related to selling and leasing back certain properties owned by the Company located in Burnaby, British Columbia, Chilliwack, British Columbia and Calgary, Alberta during Q2 2015.

3	Gain on sale of interest in joint arrangements represents the gain associated with selling the Company's interest in certain properties co-owned with Ivanhoé Cambridge during 2014.
4	Goodwill impairment represents the charge related to the write-off of goodwill related to the Corbeil cash generating unit during Q2 2014.
5	Warehouse impairment represents the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during Q3 2014 to fair value less costs to sell.
6	Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units during Q2 2014.
7	Lease exit costs relate primarily to costs incurred to exit certain properties during 2014.
8	Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015 and Q2 2014.
9	TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection during Q2 2015.
10
SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed, prior to SHS Services Management Inc. (a former licensee of the Company) announcing it was in receivership.

11	Income tax expense in Q3 2014 includes a charge to reduce the Company's net deferred tax assets to the recoverable amount.
12
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO TOTAL SAME STORE SALES
For the 13 and 39-week periods ended October 31, 2015 and November 1, 2014

Unaudited

	Third Quarter		Year-to-Date
(in CAD millions)	2015	2014	2015	2014
Total merchandising revenue	$792.1	$833.6	$2,258.1	$2,448.0
Non-comparable sales	175.3	181.6	514.4	582.9
Total same store sales[1]	616.8	652.0	1,743.7	1,865.1
Percentage change in total same store sales	0.4%	(9.5)%	(2.5)%	(8.0)%
Percentage change in total same store sales by category
Apparel & Accessories	(2.7)%	(8.5)%	(6.8)%	(4.1)%
Home & Hardlines	2.5%	(10.1)%	0.4%	(10.5)%
Percentage change in Core Retail same store sales	2.7%	(10.9)%	(0.6)%	(8.9)%
Percentage change in Core Retail same store sales by category
Apparel & Accessories	1.1%	(9.0)%	(3.6)%	(4.8)%
Home & Hardlines	4.0%	(12.5)%	2.0%	(12.4)%

1
Total same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company’s Full-line and Sears Home stores that were continuously open during both of the periods being compared. More specifically, the same store sales metrics compare the same calendar weeks for each period and represents the 13 and 39-week periods ended October 31, 2015 and November 1, 2014. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metrics exclude the Direct channel.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	As at October 31, 2015	As at January 31, 2015	As at November 1, 2014
ASSETS
Current assets
Cash and cash equivalents	$74.6	$259.0	$234.3
Accounts receivable, net	70.3	73.0	71.6
Income taxes recoverable	40.8	127.2	52.5
Inventories	837.6	641.4	798.5
Prepaid expenses	45.8	28.7	37.3
Derivative financial assets	4.1	7.2	6.5
Assets classified as held for sale	25.9	13.3	13.3
Total current assets	1,099.1	1,149.8	1,214.0

Non-current assets
Property, plant and equipment	487.6	567.6	665.5
Investment properties	17.0	19.3	19.3
Intangible assets	39.4	16.2	25.6
Deferred tax assets	2.8	0.7	21.6
Other long-term assets	15.6	20.5	49.4
Total assets	$1,661.5	$1,774.1	$1,995.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$399.0	$359.4	$460.9
Deferred revenue	165.3	171.2	173.7
Provisions	57.1	58.6	74.6
Income taxes payable	3.2	—	0.3
Other taxes payable	11.3	34.6	17.6
Derivative financial liabilities	0.1	—	—
Current portion of long-term obligations	3.9	4.0	4.1
Total current liabilities	639.9	627.8	731.2

Non-current liabilities
Long-term obligations	21.2	24.1	25.0
Deferred revenue	75.6	76.8	77.3
Retirement benefit liability	381.4	407.4	271.0
Deferred tax liabilities	2.8	3.4	3.6
Other long-term liabilities	68.8	63.8	59.8
Total liabilities	1,189.7	1,203.3	1,167.9

SHAREHOLDERS’ EQUITY
Capital stock	14.9	14.9	14.9
Retained earnings	707.7	806.9	930.1
Accumulated other comprehensive loss	(250.8)	(251.0)	(117.5)
Total shareholders’ equity	471.8	570.8	827.5
Total liabilities and shareholders’ equity	$1,661.5	$1,774.1	$1,995.4

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13 and 39-week periods ended October 31, 2015 and November 1, 2014

Unaudited

	13-Week Period		39-Week Period
(in CAD millions, except per share amounts)	2015	2014	2015	2014

Revenue	$792.1	$834.5	$2,258.1	$2,452.0
Cost of goods and services sold	533.7	548.4	1,513.4	1,631.1
Selling, administrative and other expenses	308.1	374.8	904.5	1,073.5
Operating loss	(49.7)	(88.7)	(159.8)	(252.6)

Gain on sale and leaseback transactions	—	—	67.2	—
Gain on sale of interest in joint arrangements	—	14.6	—	35.1
Gain on settlement of retirement benefits	—	—	5.1	10.6
Finance costs	1.6	1.5	7.6	5.7
Interest income	1.5	0.6	2.0	2.0
Loss before income taxes	(49.8)	(75.0)	(93.1)	(210.6)

Income tax (expense) recovery
Current	(1.4)	33.3	(7.3)	28.6
Deferred	(2.0)	(77.0)	1.6	(33.2)
	(3.4)	(43.7)	(5.7)	(4.6)
Net loss	$(53.2)	$(118.7)	$(98.8)	$(215.2)

Basic and diluted net loss per share	$(0.52)	$(1.16)	$(0.97)	$(2.11)

Net loss	$(53.2)	$(118.7)	$(98.8)	$(215.2)

Other comprehensive (loss) income, net of taxes:

Items that may subsequently be reclassified to net loss:
(Loss) gain on foreign exchange derivatives	(0.6)	3.7	9.0	5.3
Reclassification to net loss of gain on foreign exchange derivatives	(4.2)	(0.9)	(10.8)	(5.7)

Items that will not be subsequently reclassified to net loss:
Remeasurement gain on net defined retirement benefit liability and write down of deferred income tax asset associated with previously recorded remeasurement losses	—	(32.7)	2.0	(30.7)

Total other comprehensive (loss) income	(4.8)	(29.9)	0.2	(31.1)
Total comprehensive loss	$(58.0)	$(148.6)	$(98.6)	$(246.3)

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 39-week periods ended October 31, 2015 and November 1, 2014
Unaudited

	13-Week Period		39-Week Period
(in CAD millions)	2015	2014	2015	2014
Cash flow used for operating activities
Net loss	$(53.2)	$(118.7)	$(98.8)	$(215.2)
Adjustments for:
Depreciation and amortization expense	11.2	20.7	37.3	66.1
Share based compensation	—	—	(0.4)	—
(Gain) loss on disposal of property, plant and equipment	—	(0.2)	0.3	(0.7)
Impairment losses	—	44.4	—	62.7
Gain on sale and leaseback transactions	—	—	(67.2)	—
Gain on sale of interest in joint arrangements	—	(14.6)	—	(35.1)
Finance costs	1.6	1.5	7.6	5.7
Interest income	(1.5)	(0.6)	(2.0)	(2.0)
Retirement benefit plans expense	4.7	4.5	14.1	14.5
Gain on settlement of retirement benefits	—	—	(5.1)	(10.6)
Short-term disability expense	0.9	1.1	3.5	4.4
Income tax expense	3.4	43.7	5.7	4.6
Interest received	0.5	0.4	0.9	1.1
Interest paid	(0.7)	(0.3)	(1.9)	(2.4)
Retirement benefit plans contributions	(11.2)	(2.1)	(36.6)	(20.3)
Income tax refunds (payments), net	38.4	1.6	84.5	(64.5)
Other income tax deposits	—	—	—	(10.3)
Changes in non-cash working capital balances	(106.3)	(32.7)	(214.4)	(103.6)
Changes in non-cash long-term assets and liabilities	(4.6)	(3.3)	(8.7)	(2.1)
	(116.8)	(54.6)	(281.2)	(307.7)
Cash flow (used for) generated from investing activities
Purchases of property, plant and equipment and intangible assets	(15.8)	(14.4)	(30.1)	(34.9)
Proceeds from sale of property, plant and equipment	—	0.3	0.2	1.1
Net proceeds from sale and leaseback transactions	—	—	130.0	—
Proceeds from sale of interest in joint arrangements	—	38.2	—	71.7
	(15.8)	24.1	100.1	37.9
Cash flow used for financing activities
Interest paid on finance lease obligations	(0.5)	(0.6)	(1.5)	(1.7)
Repayment of long-term obligations	(1.0)	(1.1)	(3.0)	(6.9)
Transaction fees associated with amended credit facility	—	—	—	(1.0)
	(1.5)	(1.7)	(4.5)	(9.6)
Effect of exchange rate on cash and cash equivalents at end of period	—	0.4	1.2	(0.1)
Decrease in cash and cash equivalents	(134.1)	(31.8)	(184.4)	(279.5)
Cash and cash equivalents at beginning of period	$208.7	$266.1	$259.0	$513.8
Cash and cash equivalents at end of period	$74.6	$234.3	$74.6	$234.3